UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

BBQ Holdings, Inc.

(Name of Subject Company)

Grill Merger Sub, Inc.

(Offeror)

(Names of Filing Persons)

MTY Franchising USA, Inc.

(Parent of Offeror)

(Names of Filing Persons)

MTY Food Group Inc.

(Indirect and Ultimate Parent of Offeror)

(Names of Filing Persons)

Common stock, par value $0.01 per share

(Title of Class of Securities)

05551A109

(CUSIP Number of Class of Securities)

Eric Lefebvre

Chief Executive Officer

Grill Merger Sub, Inc.

MTY Franchising USA, Inc.

MTY Food Group Inc.

8210 Transcanada Road

Saint-Laurent, Québec H4S 1M5

Canada

(514) 336 -8885

(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

With a copy to:

Shai Kalansky Morrison & Foerster LLP 12531 High Bluff Drive, Suite 100 San Diego, California 92130 United States of America (858) 720-5100	W. Todd Carlisle Dentons Sirote PC 2311 Highland Avenue South Birmingham, AL 35205 United States of America (205) 930-5100

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee*
Not applicable	Not applicable

*	A filing fee is not required in connection with this filing as it relates solely to preliminary communications made before the commencement of a tender offer.

☐

Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid:	N/A	Filing Party:	N/A
Form or Registration No:	N/A	Date Filed:	N/A

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Tender Offer Statement on Schedule TO relates solely to preliminary communications made before the commencement of a planned tender offer by Grill Merger Sub, Inc. (“Purchaser”), a Minnesota corporation and a wholly owned subsidiary of MTY Franchising USA, Inc. (“MTY”), a Tennessee corporation and a wholly owned subsidiary of MTY Food Group Inc. (“Parent”), for any and all of the outstanding shares of common stock, par value $0.01 per share, of BBQ Holdings, Inc. (“BBQ Holdings”), to be commenced pursuant to the Agreement and Plan of Merger, dated as of August 8, 2022 (as it may be amended from time to time, the “Merger Agreement”), by and among MTY, Purchaser and BBQ Holdings.

Notice to Investors

The tender offer described above has not yet commenced. This communication is for informational purposes only and is not a recommendation, an offer to purchase or a solicitation of an offer to sell shares of BBQ Holdings. The solicitation and offer to buy BBQ Holdings shares will only be made pursuant to an offer to purchase and related materials. At the time the tender offer is commenced, Purchaser will file a tender offer statement and related exhibits with the U.S. Securities and Exchange Commission (the “SEC”) and BBQ Holdings will file a solicitation/recommendation statement with respect to the tender offer. Investors and stockholders of BBQ Holdings are strongly advised to read the tender offer statement (including the related exhibits) and the solicitation/recommendation statement, as they may be amended from time to time, when they become available, because they will contain important information, including the terms and conditions of the offer, that stockholders should consider before making any decision regarding tendering their shares. The tender offer statement (including the related exhibits), the solicitation/recommendation statement and the other documents filed by BBQ Holdings with the SEC, including the Merger Agreement, will be available at no charge on the SEC’s website at www.sec.gov. In addition, the tender offer statement and other documents that Purchaser files with the SEC will be made available to all stockholders of BBQ Holdings free of charge from the information agent for the tender offer, and the solicitation/recommendation statement and the other documents filed by BBQ Holdings with the SEC will be made available to all stockholders of BBQ Holdings free of charge at https://ir.bbqholdco.com.

Forward-Looking Information

Certain information in this communication constitutes “forward-looking” information that involves known and unknown risks and uncertainties, future expectations and other factors which may cause the actual results, performance or achievements of Purchaser, MTY, BBQ Holdings or the combined company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking information. All statements other than statements of historical facts included in this communication may constitute forward-looking statements. In particular, this communication contains statements that may constitute forward-looking statements regarding, without limitation, the completion of the proposed tender offer and the related merger; the potential closing date of these transactions and the potential impact of these transactions on the combined entity’s future operations; the suitability of these transactions for MTY and BBQ Holdings; the effect of these transactions on BBQ Holdings stakeholders; the expected EBITDA, revenue, system sales and potential growth of the combined entity; and potential future acquisition opportunities. Forward-looking statements can generally be identified by the use of forward-looking terminology such as “anticipate”, “estimate”, “may”, “will”, “expect”, “believe”, “plan” or variations of such words and phrases, or by the use of words or phrases which state that certain actions, events or results may, could, would, or might occur or be achieved. These forward-looking statements are not facts or guarantees of future performance, but only reflections of estimates and expectations of Purchaser’s, MTY’s and BBQ Holdings management and involve a number of risks, uncertainties, and assumptions.

The forward-looking information contained in this communication reflects Purchaser’s, MTY’s and BBQ Holdings current expectations and assumptions regarding future events and operating performance and speaks only as of the date of this communication. These expectations and assumptions include, but are not limited to: the currency exchange rates used to derive Canadian dollar expectations; market acceptance of the proposed tender offer and the related merger; the satisfactory fulfillment of all of the conditions precedent to these transactions; the receipt of all required approvals and consents including regulatory approvals; future results of BBQ Holdings’ business and operations meeting or exceeding historical results; the success of the integration of BBQ Holdings’ operations and management team with MTY’s operations and business; and market acceptance of potential future acquisitions by MTY. While these assumptions and expectations are considered reasonable, a number of factors could cause the actual results, level of activity, performance or achievements to be materially different from the expectations and assumptions of Purchaser, MTY and BBQ Holdings, including those discussed in Parent’s public filings available at

www.sedar.com and in particular in its most recent annual information form under “Risk Factors” and in its management’s discussion and analysis for its fiscal year ended November 30, 2021 under “Risk and uncertainties” and in BBQ Holdings public filings with the SEC, available at ww.sec.gov, including under those discussed under “Risk Factors” in BBQ Holdings most recent annual report on Form 10-K for the fiscal year ended January 2, 2022.

Risks and uncertainties inherent in the nature of the proposed tender offer and the related merger include, without limitation, the failure to receive all required approvals and consents including regulatory approvals or to otherwise fulfill all of the conditions precedent to these transactions, in a timely manner, or at all; significant transaction costs or unknown liabilities; failure to realize the expected benefits of these transactions; and general economic conditions. Failure to receive all required approvals and consents including regulatory approvals or to otherwise fulfill all of the conditions precedent to the transactions may result in the transactions not being completed on the proposed terms, or at all. There can be no assurance that the anticipated strategic benefits and operational, competitive and cost synergies resulting from the transactions will be realized. In addition, if the transactions are not completed, and BBQ Holdings continues as an independent entity, there are risks that the announcement of the transactions and the dedication of substantial resources of BBQ Holdings to the completion of the transactions could have an impact on BBQ Holdings’ business and strategic relationships, operating results and businesses generally, and could have a material adverse effect on the current and future operations, financial condition and prospects of BBQ Holdings. Furthermore, the failure of BBQ Holdings to comply with the terms of the Merger Agreement may, in certain circumstances, result in BBQ Holdings being required to pay a fee to MTY, the result of which could have a material adverse effect on BBQ Holdings’ financial position and results of operations and its ability to fund growth prospects and current operations.

Readers are further cautioned not to place undue reliance on forward-looking information as there can be no assurance that the plans, intentions or expectations upon which they are placed will occur. Forward-looking information contained in this communication is expressly qualified by this cautionary statement. Except as required by law, neither of Purchaser, MTY, Parent or BBQ Holdings assumes any obligation to update or revise forward-looking information to reflect new events or circumstances. The purpose of the forward-looking information contained in this communication is to provide a potential outlook regarding the transactions and the combined entity and this information may not be appropriate for other purposes. All such forward-looking statements are made pursuant to the applicable “safe harbor” provisions of applicable securities laws.

Item 12. Exhibits.

Exhibit No.	Description

(a)(5)(A)	Joint Press Release issued by MTY Food Group Inc. and BBQ Holdings, Inc., dated August 9, 2022 (incorporated by reference to Exhibit 99.2 to the Current Report on Form 8-K by BBQ Holdings, Inc. filed on August 9, 2022).